Exhibit 99.9

KPMG LLP

KPMG Tower 2200, 240 Fourth Ave SW Calgary AB T2P 4H4

Canada

Tel 403 691 8000

Fax 403 691 8008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Obsidian Energy Ltd. We consent to the use of:

•
our report dated February 18, 2026 on the consolidated financial statements of Obsidian Energy Ltd. (the Company) which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes; and
•
our report dated February 18, 2026 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-281223 on Form F-3 and in the Registration Statement No. 333-290751 on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants Calgary, Canada

February 19, 2026

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.